HONGKONG LAND HOLDINGS LIMITED
Securities and Exchange Commission File No.82-2964

Hongkong Land Holdings Limited

NEWS RELEASE

To: Business Editor

For immediate release

HONGKONG LAND MANDATES US$300M 10-YEAR EUROBOND OFFERING

16th April 2004 – Hongkong Land Holdings Limited today announced that Group company The Hongkong Land Company, Limited has mandated HSBC and JPMorgan as Joint Bookrunners on its forthcoming US$300 million 10-year Eurobond offering.

The offering will be launched following the completion of a roadshow, which will commence in Hong Kong next week. Proceeds of the offering will be used for the Group's general corporate funding requirements.

Further details will be released upon completion of the offering.

Hongkong Land is a leading property investment, management and development group with a major portfolio in Hong Kong where it owns and manages some five million sq. ft of prime office and retail space in the heart of the Central business district.

Hongkong Land Limited manages these assets and the Group's other property and infrastructure interests in Asia from Hong Kong by providing services to Group companies.

Hongkong Land Holdings Limited is incorporated in Bermuda with its primary share listing in London. The Company's shares are also listed in Singapore and Bermuda. Hongkong Land is a member of the Jardine Matheson Group.

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For further information, please contact:

Hongkong Land Limited
Francis Heng (852) 2842 8400

Golin/Harris Forrest
C T Hew (852) 2501 7963

Group announcements can be accessed through the Internet at 'www.hkland.com'.

These materials are not an offer of securities for sale in the United States. The securities may not be offered or sold in the United States absent registration or an exemption from registration. Any public offering of securities to be made in the United States will be made by means of a prospectus that may be obtained from the issuer or the selling security holder that will contain detailed information about the company and management, as well as financial statements.

Hongkong Land Holdings Limited

NEWS RELEASE

To: Business Editor

For immediate release

HONGKONG LAND ISSUES US$500 MILLION 10-YEAR EUROBONDS

21st April 2004 – Hongkong Land Holdings Limited today announced that its wholly-owned subsidiary, The Hongkong Land Finance (Cayman Islands) Company Limited, has priced a US$500 million 5.50% 10-year Eurobond (the 'Notes') following investor roadshows in Hong Kong and Singapore. The Notes are guaranteed by The Hongkong Land Company, Limited. HSBC and J.P. Morgan Securities Ltd. acted as Joint Lead Managers and Joint Bookrunners for the offering.

The Notes pay a coupon of 5.50% per annum. The reoffered price of the Notes has been set at 99.114% to yield 115 basis points over US Treasury notes due February 2014.

The offering was more than 6 times over-subscribed and was increased to US$500 million from the initially announced size of US$300 million. It was priced at the tight end of the initial price guidance of 10-year US Treasuries plus 115 to 120 basis points. The Notes were distributed to over 140 international and regional institutional investors.

This is the second US Dollar debt securities offering by The Hongkong Land Company, Limited, the proceeds of which will be used for its general corporate funding requirements.

The Notes have been assigned a rating of 'A2' by Moody's Investors Service and 'BBB+' by Standard & Poor's Ratings Services. Approval in-principle has been received for the listing of the Notes on the Singapore Exchange Securities Trading Limited.

Hongkong Land is a leading property investment, management and development group with a major portfolio in Hong Kong where it owns and manages some five million sq. ft of prime office and retail space in the heart of the Central business district. Hongkong Land Limited manages these assets and the Group's other property and infrastructure interests in Asia from Hong Kong by providing services to Group companies.

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Hongkong Land Holdings Limited is incorporated in Bermuda with its primary share listing in London. The Company's shares are also listed in Singapore and Bermuda. Hongkong Land is a member of the Jardine Matheson Group.

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For further information, please contact:

Hongkong Land Limited
Nicholas Sallnow-Smith (852) 2842 8300

Golin/Harris Forrest
C T Hew (852) 2501 7963

This and other Group announcements can be accessed through the Internet at 'www.hkland.com'.

These materials are not for distribution, directly or indirectly, in or into the United States. They are not an offer of securities for sale into the United States. The Notes may not be offered or sold in the United States or to, or for the account or benefit of, US persons (as such term is defined in Regulation S under the Securities Act of 1933) unless they are registered or exempt from registration. There will be no public offer of securities in the United States.